SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXTRACT OF MINUTES OF EXTRAORDINARY MEETING OF BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON DECEMBER 17, 2009, DRAWN UP IN THE SUMMARY FORMAT.

Companies Registry (NIRE): 33300011595
Corporate Taxpayers’ ID (CNPJ): 33.042.730/0001 -04

Date: December 17, 2009

Time: 4:00 p.m.

Place: Av. Brigadeiro Faria Lima, 3400, 20º andar, in the city and state of São Paulo

Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Fernando Perrone, Dionísio Dias Carneiro Netto, Gilberto Sayão da Silva and Yoshiaki Nakano - Board Members and Claudia Maria Sarti (Secretary of the Meeting).

Agenda: Interest on Equity Payment Proposal – The Board of Directors (“Board”), by unanimous vote of attending board members, in compliance with the provisions of Article 31 of the Company’s Bylaws and paragraphs 1 and 2 of Article 204 of Law 6,404/76, approved, as an advance of the mandatory minimum dividend, the proposal of the Board of Executive Officers for the payment to the Company’s shareholders of R$ 320,000,000.00 (three hundred and twenty million reais) as interest on equity, to the account of income computed in the balance sheet as of June 30, 2009, this amount being subject to a fifteen per cent (15%) withholding income tax, or to a twenty-five per cent (25%) withholding income tax for those shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%), as provided for by Article 8 of Law 9,779/99. Interest on Equity will be paid, without monetary adjustment in two installments, as follows: (i) R$250,000,000.00 (two hundred fifty million reais) as of December 29, 2009; and (ii) R$70,000,000.00 (seventy million reais) in 2010, on a date to be defined by the Board of Directors.

As interest on equity approved hereof are an advance to the minimum mandatory dividend, such approval shall be ratified at the Company’s Annual Shareholders Meeting, and, therefore, be included in the proposal for 2009 earnings allocation.

This is a free English translation of the original minutes filed at the Company’s Headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting of Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.